Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Friday, July 21, 2006

BASF Aktiengesellschaft (“BASF”)
Form 20-F for the fiscal year ended December 31, 2004
Form 20-F for the fiscal year ended December 31, 2005
Response letter dated May 13, 2005
Response letter dated November 25, 2005
Response letter dated April 12, 2006
File No. 1-15909

Dear Ms. Blye:

Thank you for your letter dated May 17, 2006 regarding the Annual Reports on Form 20-F of BASF filed with the Commission on March 9, 2005 and on March 14, 2006 and our response letters dated May 13, November 25, 2005 and April 12, 2006. BASF’s response to your request follows below.

For your convenience, your request is presented in italicized, bold text below and is followed by our response.

General

We have reviewed your response letter dated April 12, 2006. In light of publicly reported information indicating that Iran has chemical weapons, we remain of the view that it would be appropriate for you to disclose in future filings that you sell to state-owned companies in Iran products that could be used as precursors for agents in chemical weapons. The disclosure should also discuss briefly the nature and extent of your other business with and in Iran. Please provide us with the text of your proposed disclosure.

Based upon our response letters dated May 13, November 25, 2005 and April 12, 2006, we intend to include a statement along the following lines in Item 3 under “Risk factors” in our future filings:

“Business transactions with customers in Iran

As a globally operating organization, we also conduct business with customers in Iran. A range of our products, particularly Plastics and Performance Products, is delivered mostly to private companies. These sales are insignificant in comparison to the consolidated sales of BASF (less than 0.2% in 2004 and 2005) and are not otherwise significant to BASF’s consolidated operations. Sales to customers in Iran of dual-use products, which are products that can be used for both civil and military purposes, represented less than 0.01% of BASF’s consolidated sales in each of 2004 and 2005. The customers of these dual-use products are state-owned companies. BASF employs procedures for compliance with applicable export control legislation, including those of the European Union and Germany, which incorporate international export control arrangements also agreed to by the United States and incorporated in the Export Administration Regulations (EAR) of the U.S. Department of Commerce. These transactions may lead some potential customers and investors to avoid doing business with us or investing in our shares.”

We will review this disclosure on a regular basis and update it as necessary.

Closing comments

We hereby acknowledge that:

•                              BASF is responsible for the adequacy and accuracy of the disclosure in any documents filed with the SEC;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                              BASF will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

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If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

Name: Eckhard Müller
Title: President Finance Division